RECEIVED

2004 SEP 29 A 11:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

04045159

SUPPL

Date	August 5, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated August 5, 2004:

VNU'S NIELSEN MEDIA RESERAC INTERNATIONAL AND AGB GROUP TO CREATE INTERNATINOAL TV RATINGS COMPANY

With kind regards,
VNU bv
p/a

Rob de Meel
Senoir Vice President

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

dw 9/29

1.1.001 02.99

ADR FILE NO 28-8276

Press release

Date August 5, 2004

VNU'S NIELSEN MEDIA RESEARCH INTERNATIONAL AND AGB GROUP TO CREATE INTERNATIONAL TV RATINGS COMPANY

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced that its subsidiary Nielsen Media Research International has formed a joint venture with the AGB Group, part of WPP Group plc. The new joint venture will offer television ratings in 30 countries under the AGB Nielsen Media Research brand name. The transaction merges the wholly owned television audience measurement services of Nielsen Media Research International and those of the AGB Group. The TV ratings services offered by Nielsen in the United States are not part of the transaction.

The new enterprise will be a 50/50 joint venture between VNU, a leading global information and media company – and the parent of Nielsen Media Research – and Kantar, a global research and consulting company and a division of WPP.

Taken together, the combination of the AGB Group and Nielsen Media Research and Nielsen's other partners will support clients in 46 countries that represent more than 70 percent of the global television economy. For advertisers, advertising agencies, and media owners with multi-national interests, this level of global coverage and cross-country support can be a vital benefit.

"This new combination of Nielsen Media Research and the AGB Group creates an ideal platform to better serve the needs of our clients – from local companies that can benefit from our leading-edge audience measurement technologies, to large, multinational players that require extensive international coverage," said Michael P. Connors, Chairman and CEO of VNU's Media Measurement & Information group. "It's a wonderful strategic fit, one that capitalizes on the complementary strengths of our two companies, and allows us to deliver to our clients even better information and insights about viewing habits."

The new entity will headquarter its day-to-day operations in Milan, Italy, (the current headquarters of AGB), with its Board based in the Netherlands. AGB Nielsen Media Research will employ approximately 1,800 professionals and will have revenues of approximately USD 110 million based on 2003 financials. The Board of Directors of the new company will contain equal representation from VNU and Kantar. The joint venture will be led by AGB's current management, Dr. Alberto Colussi and Rolando Stalli. They will report to the Board and have responsibility for the company's day-to-day operations.

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

The transaction is subject to customary closing conditions and regulatory approvals, and is expected to be completed in the fourth quarter of 2004.

VNU and Kantar noted that there are virtually no overlaps between AGB Group's TV ratings coverage and Nielsen's international footprint. Some of the major markets covered by the ratings services of the new company will include Australia, China, Hong Kong, Italy, South Africa and the United Kingdom.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00